Nexera Technologies Ltd.

7 Mezada Street,

Bnei Brak, 5126112, Israel

May 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Nexera Technologies Ltd. (CIK 0001885408)
Registration Statement No. 333-295999 on Form F-3 (the “Registration Statement”)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 28, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, June 1, 2026, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Nexera Technologies Ltd.

By:	/s/ Ronen Zalayet
Ronen Zalayet Chief Financial Officer